SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

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Paysafe Ltd.
(Name of Issuer)
Common Shares, par value $0.0001 per share
(Title of Class of Securities)
G6964L107
(CUSIP Number)
Michael L. Gravelle
c/o Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134
(702) 323-7330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 10, 2022
(Date of Event Which Requires Filing of this Statement)
_______________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. G6964L107	13D

(1)	NAME OF REPORTING PERSONS William P. Foley II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	(7)	SOLE VOTING POWER 0
Number of Shares Beneficially Owned by	(8)	SHARED VOTING POWER 19,657,211*
Each Reporting Person with	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 19,657,211*
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,657,211*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.70%*
(14)	TYPE OF REPORTING PERSON* IN
* See Item 5.

This Amendment No. 1 (“Amendment No. 1”) amends the statement on Schedule 13D originally filed by William P. Foley II (the “Reporting Person”) on January 3, 2022 (as amended from time to time, the “Schedule 13D”), and relates to the common shares, par value $0.001 per share (the “Common Shares”), of Paysafe Ltd. (the “Issuer” or the “Company”). Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

This Amendment No. 1 is being made solely because the beneficial ownership of the Group referred to in Item 5 changed in excess of one percent of the Common Shares from the original Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13 D is supplemented as follows:

On April 22, 2022, TCM distributed all of its holdings of Common Shares to its partners. As a result, the Reporting Person received a distribution of 19,190,787 Common Shares and TCM no longer holds any Common Shares.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Amendment No. 1 are incorporated herein by reference.

The calculation in this Schedule 13D of the percentage of Common Shares outstanding beneficially owned by the Reporting Person, is based on (i) 727,181,035 Common Shares outstanding as of June 30, 2022, as reported in the Issuer’s Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on October 19, 2022.

As of November 15, 2022, the Reporting Person beneficially owned an aggregate of 19,657,211 Common Shares, which represents approximately 2.70% of the outstanding Common Shares, comprised of 19,370,918 Common Shares directly held by the Reporting Person and 286,293 Common Shares directly held by TC LLC II. The number of Common Shares beneficially owned by the Reporting Person reported in this Schedule 13D does not include the 17,550,775 Common Shares issuable upon the exchange of 17,550,775 LLC Units directly held by TC LLC II. The LLC Units may be exchanged, at the option of the LLC, for cash or Common Shares following the 12 month anniversary of the completion of the Business Combination at any time up until the fifth year following the completion of the Business Combination, at which time the LLC Units would be mandatorily exchangeable into cash or Common Shares at the LLC’s option.

As of the date of this Amendment No. 1, the parties to the Shareholder Agreement (the "Group") may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Exchange Act that beneficially owns, in the aggregate, 347,188,262 shares representing 47.74% of the Issuer’s outstanding Common Shares, based in part on the information concerning beneficial ownership provided to the Reporting Person by the other parties to the Shareholder Agreement. The members of the Group are each filing separate Schedules 13D to report the Common Shares that they may be deemed to beneficially own. The Reporting Person expressly disclaims beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Shareholder Agreement. Except as disclosed herein, this Amendment No. 1 does not reflect any shares of Common Stock beneficially owned by the other parties to the Shareholder Agreement.

(c) The Reporting Person has not effected any transactions in Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 15, 2022
		By:	/s/ William P. Foley II
		Name:	William P. Foley II

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